Exhibit 21.1

Pursuit Attractions and Hospitality, Inc.

Foreign and Domestic Subsidiaries

Company Name	Jurisdiction
2121885 Alberta Ltd.	Canada
2187587 Alberta Ltd.	Canada
2195137 Alberta Ltd.	Canada
Alaskan Park Properties, Inc.	Arizona
Banff-Jasper Collection Holding Corp.	Canada
Brewster Inc.	Canada
Brewster Travel Canada Inc.	Canada
CATC Alaska Tourism Corporation	Alaska
Esja Attractions ehf.	Iceland
Flyover Attractions, Inc.	Delaware
Flyover Iceland ehf.	Iceland
Flyover Las Vegas LLC	Delaware
Flyover Vancouver, Inc	Canada
Glacier Park, Inc.	Arizona
Glacier Raft Company	Montana
Golden Skybridge Suspension Bridges & Park Ltd.	Canada
Pursuit Collection, Inc.	Delaware
Pursuit Iceland ehf	Iceland
Pursuit Investment Holdings, Inc.	Delaware
Sawridge MPL Jasper LP	Canada
Sky Lagoon Ehf	Canada
Waterton Transport Company, Limited	Canada
3-102-832300 S.R.L	Costa Rica
Inversiones Turistica Arenal S.A.	Costa Rica
3-102-938870 S.R.L.	Costa Rica